

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

David Villarreal
Chairman and Chief Executive Officer
Safe & Green Development Corporation
100 Biscayne Blvd., Suite 1201
Miami, FL 33132

> **Re: Safe & Green Development Corporation**
> **Registration Statement on Form S-1**
> **Filed November 15, 2024**
> **File No. 333-283281**

Dear David Villarreal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Isabel Rivera at 202-551-3518 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Melissa Palat Murawsky